SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October, 2003	Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

BCE Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

     The Registrant’s Management’s Discussion and Analysis of Financial Results for the quarter ended September 30, 2003 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles for that same period (contained on pages 6 to 45 of Exhibit 1 of this Form 6-K Commission File No. 1-9059 furnished to the Commission on October 28, 2003), are incorporated by reference into the Registrant’s registration statement on Form F-3 (No. 333-14148).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: October 28, 2003	By: /s/ SYBIL E. VEENMAN
	Name: Title:	Sybil E. Veenman Associate General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

1	Barrick Gold Corporation’s Third Quarter Report for 2003, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the notes thereto for the quarter ended September 30, 2003 and Management’s Discussion and Analysis (U.S. GAAP) for the same period